Exhibit 99.1
eLong, Inc. Reports Third Quarter 2009 Unaudited Financial Results
BEIJING, China — November 23, 2009 — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the third quarter ended September 30, 2009.
Highlights
•	Total revenues increased 15% year-on-year to RMB103.2 million and net revenues increased 16% year-on-year to RMB97.2 million.
Total revenues by product were as follows (figures in RMB million):

		%		%	Y/Y
	Q3 2009	Total	Q3 2008	Total	Growth
Hotel commissions	68.6	66%	65.2	73%	5%
Air ticketing commissions	25.3	25%	19.9	22%	27%
Other	9.3	9%	4.9	5%	90%

Total revenues	103.2	100%	90.0	100%	15%

•
Operating income in the third quarter was RMB5.9 million compared to operating loss of RMB19.9 million in the prior year period, driven primarily by decrease in sales and marketing expenses and increase in gross profit.

•
Net income in the third quarter was RMB7.5 million compared to net loss of RMB15.5 million in the prior year period, driven primarily by an increase of RMB25.8 million in operating income and a decrease of RMB4.7 million in foreign currency exchange losses, partially offset by a decrease of RMB3.9 million in interest income and an increase of RMB3.5 million in income tax expense.

•	Cash and cash equivalents and short-term investments as of September 30, 2009 were RMB924.2 million (USD135.4 million).
“The summer travel season turned out to be a strong one for eLong. We were pleased with the customer response to our first ever virtual coupon campaign, and are looking forward to providing many more money-saving and worry-free travel booking opportunities to our customers” said Guangfu Cui, Chief Executive Officer of eLong.
“In the third quarter, we were able to add improved revenue growth to our continued execution on cost cutting and efficiency initiatives delivering another quarter of positive operating income” said Mike Doyle, Chief Financial Officer of eLong.
Business Results
Hotel
Hotel commissions increased 5% for the third quarter of 2009 compared to the prior year quarter, primarily due to higher volume, which was partially offset by lower commission per room night. Commission per room night decreased 7% year-on-year primarily due to lower average daily rates, primarily due to an increase in the proportion of volume from budget hotels, partially offset by an increase in hotel commission rates. Room nights booked through eLong in the third quarter increased 13% year-on-year to 1,183,000.

Air
Air ticketing commissions increased 27% for the third quarter of 2009 compared to the prior year quarter, driven by a 24% increase in air segments to 604,000 and an increase in commission per segment. Commission per segment increased 2%, due to a 13% increase in average ticket price, partially offset by a decrease in air commission rates compared to the prior year quarter.
Profitability
Gross margin in the third quarter of 2009 was 70% compared to 71% in the prior year quarter, primarily due to the higher growth of lower margin air revenue relative to hotel revenue.
Operating expenses for the third quarter of 2009 and same period in 2008 were as follows (figures in RMB million):

		% Net		% Net	Y/Y
	Q3 2009	Revenues	Q3 2008	Revenues	Growth
Service development	15.2	16%	14.2	17%	7%
Sales and marketing	36.1	37%	50.7	60%	(29)%
General and administrative	10.7	11%	13.8	16%	(22)%
Amortization of intangible assets	0.2	—	0.2	—	—
Charges related to property and equipment and intangible assets	—	—	0.5	1%	(100)%

Total operating expenses	62.2	64%	79.4	94%	(22)%

Total operating expenses decreased 22% for the third quarter of 2009 compared to the third quarter of 2008. Total operating expenses were 64% of net revenues, a decrease of 30 percentage points compared to the prior year quarter.
Service development expense consists of expenses related to technology and our product offering, including our websites, platforms, other system development and our supplier relations function. Service development expense increased 7% compared to the prior year quarter mainly driven by an increase in labor costs. As a percentage of net revenues, service development decreased from 17% a year ago to 16% in the third quarter of 2009.
Sales and marketing expense for the third quarter of 2009 decreased 29% over the prior year quarter, mainly driven by decreased marketing promotion expenses and labor costs. Sales and marketing expenses decreased to 37% of net revenues in the third quarter 2009 from 60% in the same quarter of the prior year.
General and administrative expenses for the third quarter of 2009 decreased 22% compared to the prior year quarter, mainly driven by decreases in labor costs and professional fees. General and administrative expenses decreased to 11% of net revenues in the third quarter of 2009 from 16% in the same quarter of the prior year.
Other income (expenses), which represents interest income, foreign exchange gains/losses and other income/expense, was RMB2.1 million in the third quarter of 2009 compared to RMB1.4 million in the third quarter of 2008.
Net income for the third quarter of 2009 was RMB7.5 million, compared to net loss of RMB15.5 million during the prior year quarter.
Net income per ADS and diluted net income per ADS for the third quarter of 2009 were RMB0.32 and RMB0.30, compared to net loss per ADS and diluted loss per ADS of RMB0.62 in the prior year quarter.

Business Outlook
eLong currently expects net revenues for the fourth quarter of 2009 to be within the range of RMB90 million to RMB99 million, equal to an increase of 5% to 15% compared to the fourth quarter of 2008.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income/(loss) per ADS, diluted net income/(loss) per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP.
Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call
eLong will host a conference call to discuss its third quarter 2009 unaudited financial results on November 24, 2009 at 8:00 am Beijing time (November 23, 2009, 7:00 pm EST). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.
A replay of the call will be available for one day between 8:30 pm EST on November 23, 2009 and 8:30 pm EST on November 24, 2009. The toll-free number for U.S. callers is +1-800-477-4854; the dial-in number for Hong Kong is +852-2802-5151, and the dial-in number for international callers is +1-203-369-4575. The pass code for the replay is 718800.
Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.
About eLong, Inc.
eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China, and uses web-based distribution technologies and a 24-hour call center to provide consumers with accurate travel information and high quality travel booking services. Aiming to deliver value and a worry-free travel booking experience to leisure and business travelers, eLong empowers consumers to make informed decisions by providing convenient online and offline hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. In addition to a selection of more than 9,300 hotels in China, eLong also offers consumers the ability to make bookings at over 100,000 international hotels in more than 100 countries worldwide, and can fulfill domestic and international air ticket reservations in over 80 major cities across China.
eLong operates websites including http://www.elong.com, http://www.elong.net, http://www.lohoo.com and http://www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Nine Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2008	2009	2009	2009	2008	2009	2009
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel commissions	65,152	59,276	68,585	10,047	185,544	184,082	26,967
Air ticketing commissions	19,929	21,764	25,290	3,705	57,890	68,302	10,006
Other	4,909	5,886	9,319	1,365	13,989	20,209	2,960

Total revenues	89,990	86,926	103,194	15,117	257,423	272,593	39,933

Business tax and surcharges	(5,887)	(4,982)	(5,957)	(873)	(15,810)	(15,607)	(2,286)

Net revenues	84,103	81,944	97,237	14,244	241,613	256,986	37,647

Cost of services	(24,628)	(23,666)	(29,102)	(4,263)	(71,523)	(76,731)	(11,241)

Gross profit	59,475	58,278	68,135	9,981	170,090	180,255	26,406

Operating expenses:
Service development	(14,155)	(13,195)	(15,221)	(2,230)	(40,183)	(41,445)	(6,071)
Sales and marketing	(50,654)	(27,422)	(36,095)	(5,288)	(118,429)	(95,124)	(13,935)
General and administrative	(13,849)	(11,147)	(10,755)	(1,575)	(41,620)	(34,328)	(5,030)
Amortization of intangible assets	(217)	(157)	(157)	(23)	(652)	(471)	(69)
Charges related to property and equipment and intangible assets	(510)	—	—	—	(632)	—	—

Total operating expenses	(79,385)	(51,921)	(62,228)	(9,116)	(201,516)	(171,368)	(25,105)

Income/(loss) from operations	(19,910)	6,357	5,907	865	(31,426)	8,887	1,301
Other income (expenses):
Interest income	6,344	3,883	2,421	355	22,820	11,686	1,712
Foreign exchange loss	(4,996)	(438)	(323)	(47)	(62,804)	(617)	(90)
Other	54	13	—	—	72	155	23

Total other income (expenses), net	1,402	3,458	2,098	308	(39,912)	11,224	1,645

Income/(loss) from operations before income tax expense	(18,508)	9,815	8,005	1,173	(71,338)	20,111	2,946
Income tax benefit(expense)	2,963	(357)	(526)	(77)	2,945	(1,173)	(172)

Net income/(loss)	(15,545)	9,458	7,479	1,096	(68,393)	18,938	2,774

Net income/(loss) per share	(0.31)	0.20	0.16	0.023	(1.36)	0.40	0.059
Diluted net income/(loss) per share	(0.31)	0.19	0.15	0.022	(1.36)	0.38	0.056

Net income/(loss) per ADS*	(0.62)	0.40	0.32	0.046	(2.72)	0.80	0.118
Diluted net income/(loss) per ADS*	(0.62)	0.38	0.30	0.044	(2.72)	0.76	0.112

Shares used in computing net income/(loss) per share	49,610	47,158	47,199	47,199	50,358	47,146	47,146

Shares used in computing diluted net income/(loss) per share	49,610	50,077	49,909	49,909	50,358	49,706	49,706

Note: 1ADS = 2 shares

Share-based compensation charges included in:	2,428	2,249	2,747	402	6,600	7,395	1,084
Cost of services	179	162	214	31	403	516	76
Service development	684	418	909	133	2,283	1,995	292
Sales and marketing	338	296	452	66	1,123	1,452	213
General and administrative	1,227	1,373	1,172	172	2,791	3,432	503

*	Non-GAAP financial measures

Note 1:
The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.8262 on September 30, 2009, USD1.00=RMB6.8302 on June 30, 2009 and USD1.00=RMB6.7899 on September 30, 2008 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into U.S. dollars at the rates stated herein on the reporting dates, at any other rates or at all.

eLong, Inc.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	Dec. 31,	Sep. 30,	Sep. 30,
	2008	2009	2009
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	321,541	610,697	89,464
Short-term investments	635,810	313,503	45,926
Restricted cash	—	60,000	8,790
Accounts receivable, net	42,471	48,191	7,060
Due from related parties	518	1,442	211
Prepaid expenses	8,840	11,349	1,663
Other current assets	14,820	13,138	1,924

Total current assets	1,024,000	1,058,320	155,038
Property and equipment, net	52,484	45,569	6,676
Goodwill	30,000	35,370	5,182
Intangible assets, net	943	1,372	201
Other non-current assets	30,538	29,922	4,382

Total assets	1,137,965	1,170,553	171,479

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	34,146	36,438	5,338
Income taxes payable	1,152	408	60
Due to related parties	8,120	3,153	462
Accrued expenses and other current liabilities	81,889	88,974	13,033

Total current liabilities	125,307	128,973	18,893
Other long-term liabilities	477	3,109	456

Total liabilities	125,784	132,082	19,349

Shareholders’ equity
Ordinary shares	4,221	4,234	620
Treasury stock	(103,393)	(103,393)	(15,146)
Additional paid-in capital	1,315,590	1,322,929	193,801
Accumulated deficit	(204,237)	(185,299)	(27,145)

Total shareholders’ equity	1,012,181	1,038,471	152,130

Total liabilities and shareholders’ equity	1,137,965	1,170,553	171,479